Exhibit 99.7

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto and GE combine ‘Mine of the Future™’ and ‘ecomagination’ strategic initiatives
18 September 2008
Rio Tinto and General Electric today announced that they are working together on two key strategic technology projects, Rio Tinto’s ‘Mine of the Future™’ and GE’s ‘Ecomagination’”, to develop the most energy efficient and ecologically friendly solutions to support the future of mining.
Combining GE’s expertise in environmental technologies with Rio Tinto’s deep mining knowledge creates a world-class platform to help forge the solutions required for the future of mining and in doing so should deliver significant value to all stakeholders. GE and Rio Tinto’s technology teams will work together to identify areas where the development and introduction of GE’s products and services will address the challenges of the future of mining.
Rio Tinto’s chief executive Tom Albanese launched his vision for the ‘mine of the future’ earlier this year, revealing plans for driverless trains to carry iron ore on most of the 1,300 kilometres of track in Western Australia, a driverless ‘intelligent’ truck fleet for Rio Tinto’s mines there and a Remote Operations Centre for the Pilbara mine operations 1,300 kilometres away at a new centre in Perth.
Today’s announcement builds on this to accelerate development of a comprehensive package of future technologies for mining, working with world leaders in technology.
Tom Albanese said: “Rio Tinto and General Electric share the same values with respect to energy conservation and care for the environment. GE is a world leader in environmental technologies and our largest provider of surface systems for mining.”
“They are at the forefront of innovative technology illustrated by their leadership in hybrid technologies for locomotives and off-highway trucks and are perfect partners for Rio Tinto as we lead the charge to develop the next generation of mining technologies, creating a more efficient and sustainable mining industry.”
John Rice, President and CEO of GE’s Technology Infrastructure businesses said, “I am delighted that GE is working closely with Rio Tinto to help solve the mining sector challenges of providing the world with resources, which are in great demand, and at the same time using technology that not only improves efficiencies but also reduces the impact on the environment.”
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About GE
GE (NYSE: GE) is a diversified technology, media and financial services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming, and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit the company’s Web site at http://www.ge.com.
GE’s ecomagination report is available at www.ecomagination.com/report, where readers are encouraged to download and read the electronic edition. Comments are welcomed at comments@ecomagination.com.
For further information, please contact:

Rio Tinto Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

GE Media Relations
Karen Donaldson,
Vice President Sustainability and Corporate
Communications:
+61 (0) 3 9921 6857
Email: questions@riotinto.com

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Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk